UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of July 2008
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

A.	Commencement of New Charter for the M/V Free Destiny
     On July 23, 2008, FreeSeas Inc. (“FreeSeas”) announced the delivery of the M/V Free Destiny, a 1982-built 25,240 dwt Handysize vessel, to its charterers under a 60- to 90-day spot charter at a rate of $28,500 per day.
     A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

B.	Delivery of the M/V Free Lady and Commencement of New Charter for the M/V Free Lady; Commencement of New Charter for the M/V Free Envoy
     On July 9, 2008, FreeSeas announced that it has taken delivery of the M/V Free Lady, a 2003-built 50,246 dwt Handymax drybulk carrier, and has subsequently delivered the vessel to its charterers under a previously announced two-year time charter at a rate of $51,150 per day.
     In addition, FreeSeas announced the delivery of the M/V Free Envoy, a 1984-built 26,318 dwt Handysize vessel, to its charterers under a previously announced time charter of approximately one year at a rate of $32,000 per day, after completion of the vessel’s regularly scheduled dry-docking.
     A copy of the related press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

     This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.
SUBMITTED HEREWITH:

Exhibits

99.1	Press Release dated July 23, 2008.

99.2	Press Release dated July 9, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.
Date: July 30, 2008
	By:	/s/ Ion G. Varouxakis
		Name:	Ion G. Varouxakis
		Title:	CEO and President

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